Exhibit 99.1

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your H Shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
--------------------------------------------------------------------------------


                      ALUMINUM CORPORATION OF CHINA LMITED
      (A joint stock company incorporated in the People's Republic of China with limited liability)

                            DISCLOSEABLE TRANSACTION
                             JOINT VENTURE AGREEMENT
                                  IN RESPECT OF
                    SHANXI-JINZE ALUMINIUM & POWER LTD., CO.


--------------------------------------------------------------------------------
This circular is provided for the information of the shareholders of Aluminum Corporation of China Limited only.

                                                                 6 February 2003

*    for identification only

                                    CONTENTS

DEFINITIONS ..............................................................    ii

LETTER FROM THE BOARD

       INTRODUCTION ......................................................     1

       THE JOINT VENTURE AGREEMENT .......................................     2

       SOURCE OF FUNDS FOR THE TRANSACTION ...............................     3

       REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE COMPANY ........     3

       GENERAL ...........................................................     3

APPENDIX - GENERAL INFORMATION

       1.    RESPONSIBILITY STATEMENT ....................................     4

       2.    DISCLOSURE OF INTERESTS .....................................     4

       3.    SERVICE CONTRACTS ...........................................     4

       4.    SUBSTANTIAL SHAREHOLDERS ....................................     4

       5.    LITIGATION ..................................................     5

       6.    MISCELLANEOUS ...............................................     5

                                   DEFINITIONS

          In this document, the following expressions shall have the following meanings unless the context requires otherwise:

Company Aluminum Corporation of China Limited, a joint stock company incorporated in the PRC with limited liability

Directors                        The directors of the Company

Hong Kong                        The Hong Kong Special  Administrative Region of
                                 the PRC

Joint Venture Agreement          A joint venture  agreement  between the Company
                                 and Shanxi Zhangze for the establishment of the Joint Venture Company

Joint Venture Company            ShanXi-JinZe   Aluminium   &  Power  Ltd.   Co.
                                 (temporary  name  only),  a  limited  liability
                                 company to be  incorporated  in the PRC, 60% of
                                 its total  equity is to be  contributed  by the
                                 Company  and  the   remaining   40%  is  to  be
                                 contributed by Shanxi Zhangze

Joint Venture Parties            The Company and Shanxi  Zhangze,  being parties
                                 to the Joint Venture Agreement

Latest Practicable Date          6 February 2003,  being the latest  practicable
                                 date for ascertaining information referred to in this circular prior to the printing of this circular

Listing Rules                    The Rules  Governing  the Listing of Securities
                                 on the Stock Exchange of Hong Kong Limited

Shanxi Zhangze                   Shanxi  Zhangze   Electricity  Company Limited,
                                 a joint stock company incorporated in the PRC with limited liability, whose A shares are listed on the Shenzhen Stock Exchange

Stock Exchange                   The Stock Exchange of Hong Kong Limited

PRC                              The People's Republic of China

HK$                              Hong Kong dollars,  the lawful currency of Hong
                                 Kong

RMB                              Renminbi, the lawful currency in the PRC

For the purpose of this circular, conversion of RMB into Hong Kong dollars is calculated at the approximate exchange rate of HK$1 to RMB1.06. This exchange rate is for the purposes of illustration only and no representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or at any other rate at all.

                              LETTER FROM THE BOARD

                      Aluminum Corporation of China Limited

      (A joint stock company incorporated in the People's Republic of China with limited liability)

Executive Directors:                             Registered Office and
Guo Shengkun (Chairman)                          Principal Place of Business:
Liang Zhongxiu                                   No.12B Fuxing Road
Xiong Weiping                                    Haidian District
Yin Yufu                                         Beijing, PRC
                                                 100814
Non-executive Directors:
Wu Weicheng
Chen Xiaozhao
Joseph C. Muscari

Independent Non-executive Directors:
Chiu Chi Cheong, Clifton
Wang Dianzuo

                                                 6 February 2003

To the shareholders of Aluminum Corporation of China Limited

Dear Sir or Madam,

                            DISCLOSEABLE TRANSACTION
                             JOINT VENTURE AGREEMENT
                                  IN RESPECT OF
                    SHANXI-JINZE ALUMINIUM & POWER LTD., CO.

INTRODUCTION

     On 14 January 2003, the board of Directors of the Company approved the Joint Venture Agreement for the establishment of the Joint Venture Company, ShanXi-JinZe Aluminium & Power Ltd. Co., for the production and sale of primary aluminum and carbon anodes. The Joint Venture Company has projected annual production capacities of 280,000 tonnes of primary aluminum and 160,000 tonnes of carbon anodes and has its own electricity generating capacity.

     This transaction replaces the previous intention of the Company to establish a primary aluminum smelter at the Company's Shanxi plant with electricity to be supplied by Beijing Datang Power Generation Company Limited as disclosed in the Company's prospectus dated 30 November 2001. Negotiations with Beijing Datang Power Generation Company Limited have been terminated because the Directors believe that greater operational efficiency and cost reduction could be achieved by establishing the Joint Venture Company with its own electricity generating capacity.

THE JOINT VENTURE AGREEMENT

A summary of the principal terms of the Joint Venture Agreement are set out below.

1.   Parties

     (i)  The Company

     (ii) Shanxi Zhangze, a joint stock company incorporated in the PRC with limited liability, which is not connected with the promoters, Directors, supervisors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates as defined in the Listing Rules

2.   Total Investment, Total Equity and Equity Contributions

     The total investment of the Joint Venture Company is RMB5,860 million or equivalent to approximately HK$5,528.3 million. The total equity to be contributed by the Joint Venture Parties is RMB1,500 million or equivalent to approximately HK$1,415.09 million. 60% of the total equity amounting to RMB900 million (equivalent to approximately HK$849.06 million) shall be contributed by the Company and the remaining 40% amounting to RMB600 million (equivalent to approximately HK$566.04 million) shall be contributed by Shanxi Zhangze by way of cash and/or assets injections.

     The difference between the total investment and the total equity of the Joint Venture Company amounting to RMB4,360 million (equivalent to approximately HK$4,113.2 million) will be financed from external resources and the Joint Venture Parties may provide guarantee in proportion to their equity interests in the Joint Venture.

3.   Scope of Business

     The proposed scope of business of the Joint Venture Company is production and sale of primary aluminum and carbon anodes; generation, supply, purchase and sale of electricity; production of all necessary fuel, raw materials and ancillary facilities.

4.   Annual Production Capacities

     The Joint Venture Company has projected production capacities of approximately 280,000 tonnes of primary aluminum and approximately 160,000 tonnes of carbon anodes per annum with two sets of coal-fuelled power generators of 300 MW each.

5.   Composition of the Board of Directors of the Joint Venture

     The Joint Venture Parties are entitled to appoint members to the board of directors of the Joint Venture Company in proportion to their equity contributions. The chairman of the board shall be a representative of the Company and elected by the board of directors of the Joint Venture Company. The general manager of the Joint Venture shall be nominated by Shanxi Zhangze and appointed by the board of directors of the Joint Venture Company.

6.   Term

     The Joint Venture Company will be for a term of 30 years from the date of its establishment.

7.   Termination

     The Joint Venture Agreement may be terminated upon either of the Joint Venture Parties providing a 30-day notice of termination to the other Joint Venture Party. The notifying Joint Venture Party is liable to compensate the other Joint Venture Party for any loss suffered from such termination.

The terms of the Joint Venture Agreement have been reached after arm's length negotiations between the Joint Venture Parties. Establishment of the Joint Venture Company is subject to obtaining a business license from the relevant administrative authority.

SOURCE OF FUNDS FOR THE TRANSACTION

     The Directors intend to source the funds required for equity contributions from internal resources of the Company. In the event that the Company decides to inject assets as equity contribution, the Company will make a further announcement when the nature and the estimated value of such assets have been determined.

REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE COMPANY

     The Company is principally engaged in bauxite mining, alumina refining and primary aluminum smelting. The Company's Shanxi plant is currently a stand-alone alumina plant with no primary aluminum smelting facilities. By combining the operational efficiency of assured supplies of electricity and alumina and primary aluminum smelting, the Directors consider that the establishment of the Joint Venture Company, which will become a subsidiary of the Company, will enable the Group to achieve greater economies of scale and reduce the cost of production of primary aluminum.

GENERAL

     Please refer to the Appendix for further general information.

                                            On behalf of the Board
                                     Aluminum Corporation of China Limited
                                                 Guo Shengkun
                                                   Chairman

APPENDIX - GENERAL INFORMATION

1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purposes of giving information with regard to the Company. All other Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     (a) As at the Latest Practicable Date, none of the Directors or supervisors or senior management or any of their spouses or children under the age of 18 had any interests in any shares or debentures of the Company or any associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under
          Section 31 of or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein or which would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (for the purpose of this paragraph, the regulations mentioned above should be deemed to apply to the supervisors to the same extent as they apply to directors).

     (b) None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant to the business of the Company taken as a whole.

3.   SERVICE CONTRACTS

     None of the Directors has an unexpired service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

4.   SUBSTANTIAL SHAREHOLDERS

     As at the Latest Practicable Date, the following substantial shareholders were directly or indirectly interested in 10 per cent. or more of the total share capital of the Company:

     Name of Shareholder                                 Number of                       Percentage of
                                                  Shares (million)         existing issued capital (%)

     Aluminum Corporation of China                         4,656.3                                44.4

     HKSCC Nominees Limited                                1,908.5                                18.2

     China Cinda Asset Management Corporation              1,610.3                                15.3

     As at the Latest Practicable Date, the following equity holders were interested in 10 per cent. or more of the total share capital or equity of the following subsidiaries of the Company:

     Subsidiary                                                Equity holder               Equity held

     Shanxi Longmen Aluminum                  Shanxi Qing Jian Town Zhi Qing                       45%
     Co., Ltd.                                              Services Company

     Zhengzhou Hicer Hitech                       China Light Metal Research                       20%
     Ceramics Co. Ltd.                          Experimental Base Management
                                                                   Committee

     Shandong Aluminum                             Beijing Tsinghua Wen Tong                       25%
     Electronic Technology Co. Ltd.                Hai Technical Development
                                                             Company Limited

     Other than the Company's interests in its subsidiaries and save as disclosed above, there were no persons who were interested, directly or indirectly, in 10% or more of the total share capital of the Company or its subsidiaries as at the Latest Practicable Date.

5.   LITIGATION

     No member of the Company and its subsidiaries is engaged in any litigation of material importance and the Directors are not aware of any litigation or claim of material importance pending or threatened by or against any member of the Company and its subsidiaries.

6.   MISCELLANEOUS

     (a) The branch share registrars and transfer office of the Company in Hong Kong is Hong Kong

          Registrars Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

     (b) The secretary of the Company is Mr. Ding Haiyan. Mr. Ding is a senior economist specializing in labor management and corporate assets management. Mr. Ding served as Director of Labor and Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Non-ferrous Metals Industry Corporation, Deputy Director-General of the Enterprise and Institution Reform Department of the State Bureau of Non-ferrous Metals Industry, Director of the Department of Asset Management, Deputy Director of the Listing Office of Aluminum Corporation of China and a Director of Company since its incorporation until May 2002.